Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated January 15, 2026
Relating to Preliminary Prospectus
dated January 12, 2026
Registration No. 333-292668
PRICING TERM SHEET
January 15, 2026
$40,000,000
MOUNT LOGAN CAPITAL INC.
$40,000,000 8.00% SENIOR NOTES DUE 2031
The information in this pricing term sheet relates to the offering of the 8.00% Senior Notes due 2031 of Mount Logan Capital Inc. (the “Offering”) and should be read together with the preliminary prospectus dated January 12, 2026 relating to the Offering (the “Preliminary Prospectus”), including the documents incorporated by reference therein, relating to Registration Statement No. 333-292668. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer	Mount Logan Capital Inc.

Securities Offered	8.00% Senior Notes due 2031 (the “Notes”)

Principal Amount	$40,000,000

Over-allotment Option	Up to $6,000,000 principal amount

Maturity	January 31, 2031

Coupon	8.00%

Interest Payment Dates	January 30, April 30, July 30 and October 30 of each year, commencing April 30, 2026. Interest will accrue on the Notes from January 26, 2026

Record Dates	January 15, April 15, July 15 or October 15 of each year (whether or not a business day), immediately preceding the relevant Interest Payment Date

Trade Date	January 16, 2026

Settlement Date
January 26, 2026. We expect that the Notes will be issued in book-entry form through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, including Clearstream and Euroclear, and will trade in DTC’s same day funds settlement system. Beneficial interests in Notes held in book-entry form will not be entitled to receive physical delivery of certificated Notes, except in certain limited circumstances.

Public Offering Price	$25.00 per Note

Underwriters’ Discount	$0.781250 per Note

Underwriters’ Purchase Price from Issuer	$24.218750 per Note

Net Proceeds to the Issuer (before expenses)	$38,750,000 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Denominations	$25.00 and integral multiples of $25.00 in excess thereof

Optional Redemption
We may redeem the Notes, in whole or in part, on or after January 31, 2028, at our option, at any time and from time to time, prior to maturity at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. See “Description of the Notes—Optional Redemption” in the Preliminary Prospectus for additional details.
In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. See “Description of Notes—Optional Redemption Upon Change of Control” in the Preliminary Prospectus Supplement for additional details.

Rating*	Egan-Jones Ratings Company: BBB-

Listing	The Issuer has submitted an application to list the Notes on the Nasdaq Stock Market LLC under the symbol “MLCIL.” If approved for listing, trading on the Nasdaq Stock Market LLC is expected to commence within 30 days after the Notes are first issued.

CUSIP/ISIN	62188E 202 / US62188E2028

Joint Book-Running Managers	Lucid Capital Markets, LLC Piper Sandler & Co. BC Partners Securities LLC

Co-Managers	Canaccord Genuity LLC William Blair & Company, L.L.C. Wedbush Securities Inc.

Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of the Notes—Covenants” in the Preliminary Prospectus.

Insider Participation	Certain employees of and operating advisors to BCPA have expressed an interest in purchasing Notes in this offering. These investors will pay the same price per Note as all other investors in this offering and the underwriters will receive the same discount on any Notes purchased by them as they will on any other Notes sold in this offering.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is confidential and is intended for the sole use of the person to whom it is provided by us. The information included in this communication does not purport to be a complete description of these Notes or the Offering.
This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.
Mount Logan Capital Inc. (“MLCI”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus in the registration statement and other documents MLCI has filed with the SEC for more complete information about MLCI and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, MLCI, any underwriter or any dealer participating in the Offering will arrange to send you the preliminary prospectus if you request it by calling Lucid Capital Markets, LLC at (646)-362-0256 or via email at: Prospectus@lucidcm.com.
ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
3